SCHEDULE A
to the Operating Expenses Limitation Agreement

(as amended on September 18, 2015 to add Class A to the Semper MBS Total Return Fund)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Semper MBS Total Return Fund Institutional Class Investor Class Class A	0.75% 1.00% 1.00%
Semper Short Duration Fund Institutional Class Investor Class	0.60% 0.85%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	SEMPER CAPITAL MANAGEMENT, L.P.

By: /s/ Douglas G. Hess	By: /s/ Gregory Ellis
Name: Douglas G. Hess	Name: Gregory Ellis
Title: President	Title: President and Chief Operating Officer